Exhibit 99.1

BioNTech Granted Pandemic Preparedness Contract by German Federal Ministry of Health

Mainz, Germany, April 8, 2022 — BioNTech SE (Nasdaq: BNTX, “BioNTech”) announced that it is one of the companies in Germany to be granted a pandemic preparedness contract by the Federal Republic of Germany. The framework agreement is aimed at pandemic preparedness including manufacturing and supply of mRNA vaccines in emergency situations in Germany.

“There is growing evidence that viral pandemics will continue to pose a public health challenge for years. This contract with the German government will ensure significant supply of vaccine doses to address potential public health threats by 2027,” said Sean Marett, Chief Business and Chief Commercial Officer at BioNTech. “We are proud to be in a position to be a long-term partner for Germany and remain steadfast in our commitment to continued investments in research and development aimed at bringing new vaccine candidates against infectious diseases to people and adapting our COVID-19 vaccine to address potential new and emerging variants.”

Under the preparedness agreement, BioNTech will reserve and maintain manufacturing capabilities to produce at least 80 million mRNA-based vaccine doses per year. The contract has an initial term of five years.

About BioNTech
Biopharmaceutical New Technologies (BioNTech) is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

BioNTech Forward-looking Statements
This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the collaboration between BioNTech and Pfizer including the program to develop a COVID-19 vaccine and COMIRNATY (COVID-19 Vaccine, mRNA) (BNT162b2) (including the potential for an Omicron-specific or other variant-specific COVID-19 vaccine candidate and related qualitative assessments of available data, potential benefits, expectations for clinical trials, the anticipated timing of regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply); the duration and extent of the COVID-19 pandemic; the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; BioNTech’s infectious disease product candidate pipeline and the potential for such product candidates to achieve regulatory approval; and uncertainties regarding the impact of COVID-19 to BioNTech’s trials, business and general operations. Any forward-looking statements in this press release are based on BioNTech current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements.

For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report as Form 20-F for the Year Ended December 31, 2021, filed with the SEC on March 30, 2022, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

CONTACTS

BioNTech:

Media Relations
Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de

Investor Relations
Sylke Maas, Ph.D.
+49 (0)6131 9084 1074
Investors@biontech.de

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